SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
 C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 515TH MEETING OF THE BOARD OF DIRECTORS

HELD ON JULY 4, 2006

On the fourth day (4 th) of the month of July in the year of two thousand and six, at 2 p.m., at the offices of the Company, established at Avenida das Nações Unidas, n° 4.777, Zip Code 05.477-000, São Paulo/SP, the five-hundredth and fifteenth (515 th) Meeting of BRASKEM S.A's Board of Directors was held, being attended by the below undersigned Board Members. Board Member Luiz Fernando Cirne Lima was absent, having been replaced by his respective alternate. In attendance were also the Executive Officer Mauricio Ferro, the Fiscal Council representative, Mr. Ismael Abreu, Mr. Nelson Raso and Ms. Ana Patrícia Soares Nogueira. The Chairman, Pedro Augusto Ribeiro Novis chaired the meeting and Ms. Ana Patrícia Soares Nogueira was the secretary . AGENDA: I) Subjects for deliberation: The following deliberations were unanimously adopted: 1) PROPOSALS FOR DELIBERATION ("PD") – after due analysis of their terms and associated docu ments, the following Proposals for Deliberation were approved, which had been previously presented by the Board of Executive Officers for the cognizance of the members of the Board of Directors, as envisaged in its Internal Regulation, and the copies thereof having been properly filed at the Company's headquarters: a) PD. CA/BAK-09/2006 – Cinal's Partial Spin-off with the transfer to Braskem of the spun-off portion in order to approve the favourable pronouncement of this Board regarding the proposal to merge the portion spun-off from the assets of Companhia Alagoas Industrial – Cinal into the assets of the Company, pursuant the terms and conditions that have been described in the respective PD, authorizing the Board of Executive Officer to carry out all the acts necessary for the implementation and concretization of said contract, pursuant the terms and conditions envisaged in the PD; b) PD.CA/BAK-13/2006 –Contract a Credit Line, s o as to authorize the execution of an international credit line according to the characteristics that have been described in the respective PD, authorizing the Board of Executive Officers to carry out all the actions needed to accomplish said transaction; 2) RESIGNATION OF THE MEMBERS OF THE BOARD OF DIRECTORS – to be acknowledge of the resignation requests presented herein by Board Members Ruy Lemos Sampaio and Eliani Maria Borazo Rubira, recording the votes of thanks voiced by the remaining members of the Company's Board of Directors to the resigning Board Members; 3) CONVOCATION OF AN EXTRAORDINARY GENERAL MEETING – the CONVOCATION of the Extraordinary General Meeting was authorized to be held on July 20, 2006, at a time to be defined and disclosed through the publication of its Call-up Notice, pursuant to law, to discuss the proposal mentioned in the previous item, as well as to elect members of the Board of Directors of the Company on the strength of the resignations pr esented on this date, and in the Meeting of the Board of directors held on June 12, 2006. II) Subjects for Acknowledgement: Nothing to record . III) Subjects of Interest to the Company : Nothing to record; IV) ADJOURNMENT: No further subjects remaining to be discuss, , these minutes were drafted which, after being read, discussed, and found to be in order, will be signed by all the present Board Members, by the Chairman and by the Secretary of the Meeting.[SS: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho - Vice-Chairman; Alvaro Pereira Novis; Edmundo José Correia Aires; Francisco Teixeira de Sá; Hilberto Mascarenhas Alves da Silva Filho; José de Freitas Mascarenhas; Masatoshi Furuhashi; Newton Sergio de Souza; Patrick Horbach Fairon; Ruy Lemos Sampaio ].

Agrees to the original recorded on specific book.

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 632.5102
Offices: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088
São Paulo/SP – Av. das Nações Unidas, 4777, CEP 05477-000 – Tel (11) 3443 9999 – Fax (11) 3023 0420

Ana Patrícia Soares Nogueira
Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer